 wescast industries inc.

WESCAST REPORTS SECOND QUARTER SALES AND EARNINGS

TSX: **WCS.A**
NASDAQ: **WCST**

July 17, 2003
Brantford, Ontario

Wescast Industries Inc. today reported a 4% increase in revenue for the second quarter of 2003, boosted by sales from its new business operations. "Our core operations have continued to perform well despite a very challenging market," said Ray Finnie, President and C.E.O. "Our earnings have been negatively impacted by the ramp-up costs associated with our new facilities in Hungary and Georgia. However, these facilities, both of which have shown improved performance this quarter, are creating a foundation within new markets that will support our future growth plans."

Highlights

- Wescast revenues were up 4% over the level reported in the same quarter last year. The increase resulted from the addition of chassis component sales and sales from Weslin, our joint venture operation in Hungary.

- Net earnings for the quarter were $10.6 million versus $12.1 million in 2002. The costs associated with the continued ramp-up of the operations in Georgia and Hungary represented a negative impact on 2003 net earnings of $5.9 million, an improvement over the $6.6 million loss generated by these operations in the first quarter of 2003. On a comparable basis, net earnings in the second quarter of 2002 were $20.8 million prior to a reduction of $8.6 million, representing the cumulative impact of amending the Company's stock option program to include the addition of tandem stock appreciation rights.

- North American light vehicle production levels declined by almost 9% in the second quarter compared with the same quarter in 2002. Production levels by the Big 3 declined by 11% over the same period, as the automakers worked to reduce inventory levels.

- North American light vehicle sales levels for the Big 3 during the second quarter fell by only 2.4%, compared with the same period last year, as the automakers continued to offer extensive incentive programs on new vehicle transactions.

- Earnings per share on a diluted basis for the second quarter were $0.82, compared with $0.93 reported over the same period in 2002.

Operations

Total sales for the quarter of $116.9 million were up 4% over the previous year's level of $112.1 million; of the increase $9.8 million came from the manufacture and sale of chassis components from the facility in Georgia. The Company had no sales of chassis components in the second quarter of 2002. In addition, the Company reported $5.1 million as its proportionate share of sales from Weslin. Sales of powertrain products in North America, comprised of cast and machined iron manifolds, decreased by 9% for the quarter from $107.5 million in 2002 to $97.7 million in 2003, as unit volume declined by 15% from 4.2 million units in 2002 to 3.6 million units in 2003. These volume decreases resulted from several factors; the overall decline in North American production levels, the impact of the partial transfer of production requirements for the Ford 4.0L program to Weslin, and declines in specific programs with DaimlerChrysler. These decreases were partially offset by favourable product mix and increased machining penetration. Machining penetration increased from 61% in the second quarter of 2002 to 76% in the same quarter this year. Revenue from prototype and tooling sales for the quarter of $4.3 million was consistent with the $4.6 million reported in the second quarter of 2002.

Gross profit, after depreciation, for the quarter was $28.9 million a decline of 28% over the $40.2 million reported in the same quarter of 2002. The decline reflects the impact on earnings to support the ramp-up of operations in Georgia and Hungary.

The profitability of the Company's North American powertrain group remained strong in spite of lower volumes. These operations generated $34.1 million in the second quarter or 35% of sales, this compares with the $39.4 million or 36.7% generated over the same period last year on significantly higher volumes. The negative pressure on margins from higher depreciation costs, rising raw material prices and increased operating costs were partially offset by strong operating performance and the impact of cost reduction activities in the manufacturing facilities. In addition, there was a positive impact of $1.1 million representing government investment tax credits applied to offset expenditures on research and development activities conducted in the facilities in prior periods.

The operation in Hungary generated a loss for the quarter of $1.4 million at the gross profit level, a slight improvement over the $1.7 million generated in the first quarter of this year. In 2002, the bulk of the operating results for this operation were deferred as pre-production costs. The reported loss for the quarter included approximately $0.5 million in amortization associated with the deferred pre-production costs. The chassis component operation in Georgia generated a loss of $4.9 million, at the gross profit level, compared with a loss of $5.4 million in the first quarter of this year. These operations are both in ramp-up mode and are still striving to improve the operating metrics necessary to reach breakeven. The overall negative impact on pre-tax earnings from these operations, including selling, administrative and interest costs, was $7.7 million, with $2.3 million coming from Hungary and the remaining $5.4 million from Georgia. These operations are both being supported with leadership, technical and administrative resources from the Company's core operations in an effort to improve performance and accelerate the learning curve associated with the ramp-up of a foundry operation.

The Company's selling, general and administrative expenses totaled $9.0 million, in line with the $8.7 million incurred over the same period in 2002. The Company's fixed cost base has increased over 2002 levels in support of the Company's growth and diversification initiatives, specifically the addition of the sales force to support the chassis group and the costs associated with the corporate office and technical development centre. The minor increase this quarter over 2002 levels, given the increase in the fixed cost base, reflects the results of the cost reduction efforts aimed at the variable costs within these administrative departments.

The Company's research and development expenses of $1.9 million this quarter were unchanged from the same quarter last year.

Other income and expenses for the second quarter of 2003 represented an expense of $1.7 million, compared with income of $0.6 million for the second quarter of 2002. The increase was primarily as a result of the reduction in interest income on cash and short-term investments, and additional interest expense, resulting from the debt assumed on the acquisition of the facility in Georgia.

The effective tax rate reflected for the quarter was 33.1 %, compared with a rate of 24.9% in 2002. While the Company's tax rate applicable to income generated in Canada has declined from prior years as a result of lower statutory tax rates, the losses generated by its Hungarian joint venture do not provide any tax shield due to the lower tax rates and tax holiday in Hungary applicable to those amounts.

Cash Flow

The Company generated $5.3 million in cash from operations during the second quarter, compared with $22.4 million cash generated from operation during the second quarter of 2002. The decrease was attributable to lower operating earnings during the period, as it funded the operations ramping up in Hungary and Georgia, as well as increases in working capital. The growth in working capital can be attributed to a reduction in accounts payable. A large portion of this reduction represented the settlement of accounts payable balances related to the purchase of new machine lines in previous quarters.

Capital expenditures for the second quarter were $10.8 million, which were $17.2 million lower than the $28.0 million incurred over the same quarter last year. The capital expenditure level in 2002 included the construction costs associated with the Company's technical development centre and corporate office complex, the purchase of a new aircraft, and the expansion of machining capacity.

Balance Sheet and Financial Position

At June 29, 2003 the Company had $7.2 million in bank indebtedness compared with $21.9 million in cash, short-term investments and long-term bond investments at the end of 2002. The change reflects the funding of capital expenditures over the period. The Company continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Future Outlook

There remains a level of uncertainty surrounding the short-term economic outlook for the automotive industry. The production levels in the second quarter fell far more significantly over the period than did sales volumes as the automakers worked to reduce vehicle inventory levels that had risen considerably during the first quarter. North American light vehicle production estimates for 2003 are still projected in the range of 15.8 million to 16.0 million vehicles, a slight reduction from 2002 levels. In recent months industry analysts have expressed concern regarding the heavy incentives being offered to consumers by the automakers on the purchase or lease of new vehicles. Specifically, whether these incentives are losing their effectiveness, as consumers no longer view these incentives as unusual or as short-term opportunities. The manner in which the labour negotiations between the Big 3 and the UAW proceed this fall may also impact vehicle sales and production levels. These issues create some concern over whether the upper range of these productions targets will be achieved.

The Company's immediate areas of operational focus remain unchanged -

- The focus of the core powertrain operations in North America is targeted on cost reduction initiatives based upon continuous improvement and achieving operational excellence. In addition, we look to further advance our machining penetration, increasing the percentage of manifolds supplied that are both cast and machined. The goal is to improve the efficiency level of these operations enabling margins to be maintained in the face of inflationary cost increases. We will continue to work with the existing customer base to meet their cost reduction targets and to demonstrate that we remain competitive when compared with offshore competitors located in low cost countries. In addition, we will continue to pursue opportunities with the new domestic customers to supply their requirements in North America.

- We continue to focus on improving the production process in the Georgia facility, however our primary focus has been to ensure we meet the production, launch and quality requirements of our customers. Building confidence with our customer base will help ensure the long-term success of the facility.   The facility is showing improved operational performance, these improvements will drive improved financial performance. The operation continues to receive support from the Company's core operations targeted at accelerating the improvement of operating performance, assisting in the product launch of new programs and installing the business systems to support the business in the future. This support, combined with various capital expenditure initiatives currently underway aimed at improving product throughput and production efficiency, will lead to a gradual improvement in the operational and financial performance of this operation. A 90-day improvement program developed at the end of the last quarter has been implemented and is beginning to yield improved operating performance.

- The operation in Hungary is in a similar situation. Customer acceptance has been strong. However, as highlighted in previous press releases, product launches scheduled for 2002 that were delayed for reasons beyond the control of the operation have slowed the development of the facility, and resulted in a high number of program launches to be concentrated in 2003.   The operation remains focused on the execution of a detailed 100-day improvement plan that was developed last quarter. Where required the operation is being supported with technical resources from the Company's core operations in North

America.   The production requirement of the 4.0L program for Ford continues to be supported by the foundries in Canada to allow the appropriate level of operational focus to be targeted on upcoming product launches. We believe enabling the operation to focus its resources on achieving successful new product launches is the most effective method of helping improve its operational and financial performance.

The uncertainty surrounding the current market at this time has not impacted our longer-term strategic focus; it remains substantially unchanged:

- We will strive to remain cost competitive in our core operations by maintaining our focus on continuous improvement, as outlined above.

- We will improve the operating performance of the facilities in Hungary and Georgia to position them for future growth and profitability, as outlined above.

- We will maintain our commitment to fund research and development activities, as we work to develop our "hot end solutions" strategy, continue development on high temperature alloys and explore new product opportunities that can efficiently utilize existing capacity.

- We will evaluate both the threat and opportunities that may exist in the emerging markets in Asia.

We believe maintaining this focus is our best means of ensuring the long-term success of the Company.

The following table provides additional supplementary data for the second quarter:

in millions of dollars, except where otherwise noted	Q2 2003	Q2 2002	% change	YTD 03	YTD 02	% change
Sales						
Powertrain North America	**97.7**	107.5		**197.1**	209.0	
Powertrain Europe	**5.1**	0.0		**10.1**	0.0	
Chassis North America	**9.8**	0.0		**20.8**	0.0	
Prototypes & Tooling	**4.3**	4.6		**14.0**	8.0	
Total	**116.9**	112.1	4%	**242.0**	217.0	12%
Gross Margin (Before Depreciation)						
Powertrain North America	**40.7**	45.2		**79.0**	86.7	
% of Sales	**41.7%**	42.0%		**40.1%**	41.5%	
Powertrain Europe	**-0.3**	0.0		**-0.8**	0.0	
% of Sales	**-6.2%**	N/A		**-8.4%**	N/A	
Chassis North America	**-3.6**	0.0		**-7.3**	0.0	
% of Sales	**-36.4%**	N/A		**-35.3%**	N/A	
Prototypes & Tooling	**1.1**	1.1		**2.1**	2.2	
% of Sales	**25.5%**	23.6%		**15.1%**	27.0%	
Total	**37.9**	46.3	-18%	**73.0**	88.9	-18%
% of Sales	**32.4%**	41.3%		**30.2%**	40.9%	
Gross Profit (After Depreciation)						
Powertrain North America	**34.1**	39.4		**66.9**	75.1	
% of Sales	**35.0%**	36.7%		**33.9%**	35.9%	
Powertrain Europe	**-1.4**	-0.3		**-3.1**	-0.6	
% of Sales	**-28.0%**	N/A		**-30.6%**	N/A	
Chassis North America	**-4.9**	0.0		**-10.2**	0.0	
% of Sales	**-49.8%**	N/A		**-49.3%**	N/A	
Prototypes & Tooling	**1.1**	1.1		**2.1**	2.2	
% of Sales	**25.5%**	23.6%		**15.1%**	27.0%	
Total	**28.9**	40.2	-28%	**55.7**	76.7	-27%
% of Sales	**24.7%**	35.8%		**23.0%**	35.3%	
Additional Information						
Depreciation and Amortization						
Included in Cost of Sales	**9.0**	6.1		**17.3**	12.2	
Included in S,G & A	**1.6**	0.7		**3.3**	1.3	
Capital Expenditures	**10.8**	28.0		**25.0**	38.6	
R&D and Design	**1.9**	1.9		**4.1**	3.7	
% of Sales	**1.6%**	1.7%		**1.7%**	1.7%	
SG & A	**9.0**	8.7		**17.9**	16.2	
% of Sales	**7.7%**	7.8%		**7.4%**	7.5%	
Tax Rate	**33.1%**	24.9%		**34.5%**	30.6%	
Internal Machining Penetration - N.A. Manifolds	**76.1%**	60.9%		**76.0%**	60.4%	

About Wescast

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast recently entered the suspension and brake component market through the acquisition of Georgia Ductile. It has sales and design centres in Canada, the United States, Germany and the United Kingdom, and sales representation in France and Japan. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.
Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as "believe," "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

July 17, 2003
3:00 p.m. EST
To participate, please dial (416) 641-6666
Post view is available from July 17 to July 24, 2002. To access please dial 416-626-4100 and enter passcode 21146930

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Six months ended	
	June 29, 2003	June 30, 2002	**June 29, 2003**	June 30, 2002
Sales	**$116,851**	$112,140	**$242,010**	$217,040
Cost of sales	**87,941**	71,941	**186,351**	140,364
Gross profit	**28,910**	40,199	**55,659**	76,676
Selling, general and administration	**8,999**	8,736	**17,911**	16,238
Stock-based compensation	**471**	12,789	**(661)**	12,789
Research, development and design	**1,870**	1,938	**4,129**	3,733
	17,570	16,736	**34,280**	43,916
Other (income) expense				
Interest expense	**433**	67	**748**	124
Investment income	**(41)**	(463)	**(102)**	(1,233)
Other (income) and expenses (Note 7)	**1,326**	968	**1,143**	908
Earnings before income taxes	**15,852**	16,164	**32,491**	44,117
Income taxes	**5,253**	4,021	**11,197**	13,481
Net earnings	**$10,599**	$12,143	**$21,294**	$30,636
Net earnings per share (Note 8)				
- basic	**$0.82**	$0.93	**$1.63**	$2.35
- diluted	**$0.82**	$0.93	**$1.58**	$2.35
Retained earnings, beginning of period	**$335,810**	$289,848	**$326,686**	$272,922
Net earnings	**10,599**	12,143	**21,294**	30,636
Dividends paid	**(1,571)**	(1,569)	**(3,142)**	(3,136)
Retained earnings, end of period	**$344,838**	$300,422	**$344,838**	$300,422

Wescast Industries Inc.
Consolidated Balance Sheet

(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at	
	June 29, **2003**	December 29, 2002
Current assets		
Cash and cash equivalents	**$0**	$9,984
Short-term investments	**0**	11,909
Receivables	**79,880**	73,095
Income taxes receivable	**2,484**	5,578
Inventories	**42,395**	38,412
Prepaids	**2,631**	2,526
Current assets – discontinued operations	**222**	265
	127,612	141,769
Property and equipment (Note 4)	**377,112**	382,718
Goodwill	**41,485**	41,485
Other (Note 5)	**12,421**	15,708
Long-term assets – discontinued operations	**5,443**	5,237
	$564,073	$586,917
Current liabilities		
Bank indebtedness	**$7,235**	$0
Payables and accruals	**47,130**	75,873
Current portion of long-term debt	**4,105**	6,190
Current portion of stock appreciation rights	**2,469**	3,213
	60,939	85,276
Long-term debt	**38,016**	46,576
Long-term stock appreciation rights	**58**	105
Future income taxes	**6,415**	9,164
Employee benefits	**10,734**	9,533
	116,162	150,654
Shareholders' equity		
Capital stock (Note 6)	**109,846**	109,596
Retained earnings	**344,838**	326,686
Share purchase loans	**(1,346)**	0
Cumulative translation adjustment	**(5,427)**	(19)
	447,911	436,263
	$564,073	$586,917

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Six months ended	
	June 29, 2003	June 30, 2002	**June 29, 2003**	June 30, 2002
Cash derived from (applied to)				
Operating				
Earnings from continuing operations	**$10,599**	$12,143	**$21,294**	$30,636
Add (deduct) items not requiring cash:				
Depreciation and amortization	**10,598**	6,787	**20,608**	13,491
Amortization of bond costs	**70**	262	**127**	439
Future income taxes	**(1,263)**	(3,565)	**(2,812)**	(2,919)
Gain on disposal of investments	**0**	0	**(13)**	(180)
Loss (gain) on disposal of equipment	**(136)**	6	**(136)**	47
Stock-based compensation expense	**341**	11,705	**(791)**	11,705
Employee benefits	**796**	613	**1,561**	1,226
	21,005	27,951	**39,838**	54,445
Change in non-cash operating working capital (Note 9)	**(15,575)**	(5,259)	**(38,723)**	(11,047)
	5,430	22,692	**1,115**	43,398
Discontinued operations	**(140)**	(332)	**(249)**	(922)
	5,290	22,360	**866**	42,476
Financing				
Issue of long-term debt	**455**	543	**1,078**	707
Repayment of long-term debt	**(4,305)**	(681)	**(4,305)**	(1,806)
Payment of obligations under capital leases	**(233)**	(203)	**(666)**	(393)
Employee benefits paid	**(158)**	(289)	**(360)**	(471)
Issuance of share capital under Employee Share Purchase Plan	**119**	161	**250**	309
Employee share loan repayments	**101**	37	**263**	80
Issuance of share capital under Stock Option Plan	**0**	639	**0**	2,121
Dividends paid	**(1,571)**	(1,569)	**(3,142)**	(3,136)
	(5,592)	(1,362)	**(6,882)**	(2,589)
Investing				
Purchase of property, equipment and other assets	**(10,788)**	(27,978)	**(24,967)**	(38,565)
Purchase of investments	**0**	0	**0**	(48,236)
Deferred pre-production costs	**0**	(1,043)	**0**	(2,444)
Redemption of investments	**0**	0	**11,905**	25,602
Proceeds on disposal of equipment	**1,576**	65	**1,859**	105
Discontinued operations	**0**	8	**0**	(353)
	(9,212)	(28,948)	**(11,203)**	(63,891)
Net decrease in cash and cash equivalents	**(9,514)**	(7,950)	**(17,219)**	(24,004)
Cash and cash equivalents, net of bank indebtedness				
Beginning of period	**2,279**	42,525	**9,984**	58,579

End of period	**$ (7,235)**	$34,575	**$ (7,235)**	$34,575

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 29, 2002.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 29, 2002 except for:

The Company changed its accounting treatment with respect to director and employee share purchase plan loans to that issued by the Canadian Institute of Chartered Accountants in December 2002. The main effect of the change to the Company's financial statements is that in 2003 the share purchase loans are reported as a deduction from shareholders' equity as compared to other assets as reported in prior years. The comparative figures of 2002 have not been restated.

Note 3. Interest in jointly controlled entities

The following is the company's proportionate share of the major components of its jointly controlled entities (before eliminations):

	June 29, 2003	December 29, 2002
Balance Sheet		
Current assets	$11,068	$13,599
Long-term assets	57,713	58,437
Current liabilities	8,333	9,061
Long-term liabilities	2,645	3,074
Equity	57,803	59,901

	Three months ended		Six months ended	
	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002
Statement of earnings				
Sales	8,328	4,947	18,950	8,865
Cost of sales and expenses	10,211	5,292	22,888	9,521
Net loss	(1,883)	(345)	(3,938)	(656)

	Three months ended		Six months ended	
	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002
Statement of cash flows				
Cash derived from (applied to)				
Cash flows from operating activities	1,623	(563)	1,049	(566)
Cash flows from financing activities	(1,688)	2,064	(790)	5,251
Cash flows from investing activities	$ (831)	$ (1,721)	$ (2,391)	$ (4,650)

Note 4. Property and Equipment

	June 29, 2003	December 29, 2002
Cost		
Land	**$5,157**	$5,529
Buildings and improvements	**159,830**	144,193
Machinery, equipment and vehicles	**384,924**	394,383
	549,911	544,105
Accumulated Depreciation		
Buildings and improvements	**22,359**	19,468
Machinery, equipment and vehicles	**150,440**	141,919
	172,799	161,387
Net Book Value		
Land	**5,157**	5,529
Buildings and improvements	**137,471**	124,725
Machinery, equipment and vehicles	**234,484**	252,464
	$377,112	$382,718

Note 5. Other

	June 29, 2003	December 29, 2002
Deferred pre-production costs	**$11,732**	$13,436
Director and employee share purchase plan loans	**0**	1,448
Bond issue costs	**640**	771
Licence	**49**	53
	$12,421	$15,708

Note 6. Capital Stock

Authorized

Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value

	June 29, 2003	December 29, 2002
Issued and outstanding		
5,715,190 Class A Common shares (2002 – 5,707,111)	**$97,419**	$97,169
7,376,607 Class B Common shares (2002 – 7,376,607)	**12,427**	12,427
	$109,846	$109,596

Note 7. Other (income) and expenses

	Three months ended		Six months ended	
	June 29, 2003	June 30, 2002	**June 29, 2003**	June 30, 2002
Foreign exchange translation loss	**$ 1,410**	$1,107	**$1,236**	$1,033
Gain on disposal of equipment and other	**(84)**	(139)	**(93)**	(125)
	$ 1,326	$ 968	**$1,143**	$908

Note 8. Earnings per common share

Basic net earnings per share for the three months ended June 29, 2003 are based on the weighted average common shares outstanding (2003 – 13,035,445 shares; 2002 – 13,075,004 shares). Diluted net earnings per share for the three months ended June 29, 2003 are based on the diluted weighted average common shares outstanding (2003 – 13,158,225 shares; 2002 – 13,075,004 shares).

Note 9. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash working capital

	Three months ended		Six months ended	
	June 29, 2003	June 30, 2002	**June 29, 2003**	June 30, 2002
Receivables	**$ 3,960**	$ (6,042)	**$ (6,946)**	$ (14,308)
Inventories	**(722)**	(1,550)	**(3,983)**	(2,019)
Prepaids	**(638)**	115	**(105)**	152
Payables and accruals	**(20,262)**	6,188	**(30,783)**	10,073
Income taxes receivable	**2,087**	(3,970)	**3,094**	(4,945)
	$ (15,575)	$ (5,259)	**$ (38,723)**	$ (11,047)

Note 10. Segment Information

The Company currently operates within two reportable segments, both in the automotive industry. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only.

There were no intersegment sales during the three months ended June 29, 2003. All Corporate costs have been allocated to the powertrain segment.

	Three months ended June 29, 2003			
	Powertrain		**Chassis**	
	North America	**Europe**	**North America**	**Total**
Sales to external customers	**$99,609**	**$5,070**	**$12,172**	**$116,851**
Net earnings (loss)	**16,413**	**(2,257)**	**(3,557)**	**10,599**
Interest revenue	**41**	**0**	**0**	**41**
Interest expense	**187**	**0**	**246**	**433**
Depreciation and amortization	**8,115**	**1,160**	**1,323**	**10,598**
Income taxes	**7,064**	**23**	**(1,834)**	**5,253**
Purchase of property, equipment and other assets	**$8,087**	**$828**	**$1,873**	**$10,788**

| | Three months ended June 30, 2002 | | | |
	Powertrain North America	Europe	Chassis North America	Total
Sales to external customers	$112,140	$0	$0	$112,140
Net earnings (loss)	12,624	(481)	0	12,143
Interest revenue	463	0	0	463
Interest expense	67	0	0	67
Depreciation and amortization	6,411	376	0	6,787
Income taxes	4,012	9	0	4,021
Purchase of property, equipment and other assets	$26,699	$1,279	$ 0	$27,978

| | Six months ended June 29, 2003 | | | |
	Powertrain North America	**Europe**	**Chassis North America**	**Total**
Sales to external customers	**$208,572**	**$10,060**	**$23,378**	**$242,010**
Net earnings (loss)	**33,600**	**(4,584)**	**(7,722)**	**21,294**
Interest revenue	**102**	**0**	**0**	**102**
Interest expense	**278**	**0**	**470**	**748**
Depreciation and amortization	**15,330**	**2,348**	**2,390**	**20,608**
Income taxes	**15,143**	**33**	**(3,979)**	**11,197**
Purchase of property, equipment and other assets	**$20,757**	**$2,337**	**$1,873**	**$24,967**

| | Six months ended June 30, 2002 | | | |
	Powertrain North America	Europe	Chassis North America	Total
Sales to external customers	$217,040	$0	$0	$217,040
Net earnings (loss)	31,580	(944)	0	30,636
Interest revenue	1,233	0	0	1,233
Interest expense	124	0	0	124
Depreciation and amortization	12,755	736	0	13,491
Income taxes	13,458	23	0	13,481
Purchase of property, equipment and other assets	$36,235	$2,330	$ 0	$38,565

June 29, 2003

	Powertrain		Chassis	
	North America	**Europe**	**North America**	**Total**
Total Assets	**$381,620**	**$63,631**	**$118,822**	**$564,073**
Property and equipment	**270,007**	**45,582**	**61,523**	**377,112**
Deferred pre-production costs	**2,507**	**9,225**	**0**	**11,732**
Goodwill	**$0**	**$0**	**$41,485**	**$41,485**

December 29, 2002

	Powertrain		Chassis	
	North America	Europe	North America	Total
Total Assets	$395,611	$65,321	$125,985	$586,917
Property and equipment	265,953	44,577	72,188	382,718
Deferred pre-production costs	3,185	10,251	0	13,436
Goodwill	$0	$0	$41,485	$41,485